UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q
(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 9, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-80361-01
BOTTLING GROUP, LLC
(Exact name of registrant as specified in its charter)

Delaware	13-4042452

(State or other jurisdiction of	(I.R.S.
employer incorporation or organization)	Identification No.)

One Pepsi Way, Somers, New York	10589

(Address of principal executive offices)	(Zip Code)
914-767-6000
(Registrant’s telephone number, including area code)
N/A
(Former name, former address and former fiscal year, if changed since last report.)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑       NO ☐
Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☐      Accelerated Filer ☐      Non-Accelerated Filer ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES☐       NO☑

Bottling Group, LLC
Index

PART I — FINANCIAL INFORMATION
Item 1.
Bottling Group, LLC
Condensed Consolidated Statements of Operations
in millions, unaudited

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Net revenues	$3,460	$3,214	$8,965	$8,223
Cost of sales	1,851	1,695	4,770	4,306

Gross profit	1,609	1,519	4,195	3,917
Selling, delivery and administrative expenses.	1,228	1,127	3,392	3,113

Operating income	381	392	803	804
Interest expense	56	43	157	125
Interest income	45	18	113	46
Other non-operating (income) expenses, net	—	(1)	9	—

Income before income taxes	370	368	750	725
Income tax expense	1	13	14	30

Net income	$369	$355	$736	$695

See accompanying notes to Condensed Consolidated Financial Statements.

Bottling Group, LLC
Condensed Consolidated Statements of Cash Flows
in millions, unaudited

	36 Weeks Ended
	September	September
	9, 2006	3, 2005
Cash Flows – Operations
Net income	$736	$695
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	434	420
Amortization	9	10
Deferred income taxes	(43)	2
Stock-based compensation	45	—
Other non-cash charges and credits, net	132	121
Changes in operating working capital, excluding effects of acquisitions:
Accounts receivable, net	(532)	(412)
Inventories	(162)	(84)
Prepaid expenses and other current assets	(28)	(7)
Accounts payable and other current liabilities	390	332
Income taxes payable	36	(10)

Net change in operating working capital	(296)	(181)

Pension contributions	(1)	(30)
Other, net	(40)	(51)

Net Cash Provided by Operations	976	986

Cash Flows – Investments
Capital expenditures	(521)	(489)
Proceeds from sale of property, plant and equipment	6	15
Acquisitions of bottlers, net of cash acquired	(33)	(1)
Notes receivable from PBG, net	(804)	(557)
Other investing activities, net	4	5

Net Cash Used for Investments	(1,348)	(1,027)

Cash Flows – Financing
Short-term borrowings, net	77	17
Proceeds from long-term debt	793	36
Payments of long-term debt	(99)	(9)
Excess tax benefit from exercise of stock options	1	—

Net Cash Provided by Financing	772	44

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2)	(1)

Net Increase in Cash and Cash Equivalents	398	2
Cash and Cash Equivalents – Beginning of Period	346	177

Cash and Cash Equivalents – End of Period	$744	$179

Supplemental Cash Flow Information
Interest paid	$128	$115

Income taxes paid	$20	$37

Changes in accounts payable related to capital expenditures	$(38)	$(45)

Capital lease additions	$19	$2

Liabilities incurred and/or assumed in conjunction with acquisitions of bottlers.	$20	$—

See accompanying notes to Condensed Consolidated Financial Statements.

Bottling Group, LLC
Condensed Consolidated Balance Sheets
in millions

	(Unaudited)
	September	December
	9, 2006	31, 2005
ASSETS
Current Assets
Cash and cash equivalents	$744	$346
Accounts receivable, less allowance of $56 at September 9, 2006 and $51 at December 31, 2005	1,733	1,186
Inventories	638	458
Prepaid expenses and other current assets	295	274

Total Current Assets	3,410	2,264

Property, plant and equipment, net	3,738	3,643
Other intangible assets, net	3,804	3,814
Goodwill	1,547	1,516
Notes receivable from PBG	3,188	2,384
Other assets	127	124

Total Assets	$15,814	$13,745

LIABILITIES AND OWNERS’ EQUITY
Current Liabilities
Accounts payable and other current liabilities	$1,821	$1,456
Short-term borrowings	163	71
Current maturities of long-term debt	514	588

Total Current Liabilities	2,498	2,115

Long-term debt	3,745	2,943
Other liabilities	762	681
Deferred income taxes	384	422
Minority interest	19	3

Total Liabilities	7,408	6,164

Owners’ Equity
Owners’ net investment	8,758	7,990
Accumulated other comprehensive loss	(352)	(395)
Deferred compensation	—	(14)

Total Owners’ Equity	8,406	7,581

Total Liabilities and Owners’ Equity	$15,814	$13,745

See accompanying notes to Condensed Consolidated Financial Statements.

Notes to Condensed Consolidated Financial Statements
Tabular dollars in millions, except per share amounts
Note 1 – Basis of Presentation
     Bottling Group, LLC is the principal operating subsidiary of The Pepsi Bottling Group, Inc. (“PBG”) and consists of substantially all of the operations and assets of PBG. Bottling Group, LLC, which is consolidated by PBG, has the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages, in all or a portion of the United States, Mexico, Canada, Spain, Greece, Russia and Turkey.
     The preparation of our unaudited Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires us to make judgments, estimates and assumptions that affect the results of operations, financial position and cash flows of Bottling Group, LLC, as well as the related footnote disclosures. Actual results could differ from these estimates. These interim financial statements have been prepared in conformity with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include certain information and disclosures required for comprehensive annual financial statements. Therefore the Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements for the fiscal year ended December 31, 2005 as presented in our Annual Report on Form 10-K. In the opinion of management, this interim information includes all material adjustments, which are of a normal and recurring nature, necessary for a fair presentation. Certain reclassifications were made in our Condensed Consolidated Financial Statements to 2005 amounts to conform to the 2006 presentation.
     When used in these Condensed Consolidated Financial Statements, “Bottling LLC,” “we,” “our,” “us” and the “Company” each refers to Bottling Group, LLC.
     We consolidate in our financial statements, entities in which we have a controlling financial interest, as well as variable interest entities where we are the primary beneficiary.
     Our U.S. and Canadian operations report using a fiscal year that consists of fifty-two weeks, ending on the last Saturday in December. Every five or six years a fifty-third week is added. Fiscal year 2006 consists of fifty-two weeks. In 2005, our fiscal year consisted of fifty-three weeks (the additional week was added to the fourth quarter). Our remaining countries report using a calendar-year basis. Accordingly, we recognize our quarterly business results as outlined below:

Quarter	U.S. & Canada	Mexico & Europe
First Quarter	12 weeks	January and February
Second Quarter	12 weeks	March, April and May
Third Quarter	12 weeks	June, July and August
Fourth Quarter	16 weeks (FY 2006)/	September, October, November
	17 weeks (FY 2005)	and December
     In conjunction with PBG’s initial public offering and other subsequent transactions, PBG and PepsiCo, Inc. (“PepsiCo”) contributed bottling businesses and assets used in the bottling businesses to Bottling LLC. As a result of the contribution of these assets, PBG owns 93.3% of Bottling LLC and PepsiCo owns the remaining 6.7% as of September 9, 2006.
Note 2 – Seasonality of Business
     The results for the third quarter are not necessarily indicative of the results that may be expected for the full year because of business seasonality. The seasonality of our operating results arises from higher sales in the second and third quarters versus the first and fourth quarters of the year, combined with the impact of fixed costs, such as depreciation and interest, which are not significantly impacted by business seasonality. From a cash flow perspective, the majority of our cash flow from operations is generated in the third and fourth quarters.
Note 3 – New Accounting Standards
FASB Interpretation No. 48
     In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 becomes effective beginning with our first quarter 2007 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
SFAS No. 157
     In September 2006, the FASB issued FASB Statement of Financial Accounting Standards (“SFAS”) No. 157 , Fair Value Measurements, which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS No. 157 becomes effective beginning with our first quarter 2008 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
SFAS No. 158
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. Effective for our fiscal year ending 2006, we will be required to fully recognize the assets and obligations associated with PBG’s defined benefit plans. Effective for fiscal year ending 2008, we will be required to measure a plan’s assets and liabilities as of the end of the fiscal year instead of our current measurement date of September 30. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
Note 4 – Share-Based Compensation
Accounting for Share-Based Compensation
     Effective January 1, 2006, the Company adopted FASB Statement No. 123 (revised), “Share-Based Payment” (“SFAS 123R”). Among its provisions, SFAS 123R requires the Company to recognize compensation expense for equity awards over the vesting period based on their grant-date fair value. Prior to the adoption of SFAS 123R, the Company utilized the intrinsic-value based method of accounting under APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, and adopted the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic-value based method of accounting, compensation expense for stock options granted to the Company’s employees was measured as the excess of the quoted market price of PBG’s common stock at the grant date over the amount the employee must pay for the stock. The Company’s policy is to grant PBG stock options at fair value on the date of grant and as a result no compensation expense was historically recognized for stock options.
     The Company adopted SFAS 123R in the first quarter of 2006 using the modified prospective approach. Under this transition method, the measurement and our method of amortization of costs for share-based payments granted prior to, but not vested as of January 1, 2006, would be based on the same estimate of the grant-date fair value and the same amortization method that was previously used in our SFAS 123 pro forma disclosure. Results for prior periods have not been restated as provided for under the modified prospective approach. For equity awards granted after the date of adoption, we amortize share-based compensation expense on a straight-line basis over the vesting term.
     Compensation expense is recognized only for share-based payments expected to vest. We estimate forfeitures, both at the date of grant as well as throughout the vesting period, based on the Company’s historical experience and future expectations. Prior to the adoption of SFAS 123R, the effect of forfeitures on the pro forma expense amounts was recognized based on estimated forfeitures.
     Total share-based compensation expense is recognized in selling, delivery and administrative expenses in the Condensed Consolidated Statement of Operations. Share-based compensation expense, both on a pre-tax and after-tax basis, was $14 million and $45 million for the 12 weeks and 36 weeks ended September 9, 2006, respectively.
     The following table shows the effect on net income for the 12 and 36 weeks ended September 3, 2005 had compensation expense been recognized based upon the estimated fair value on the grant date of awards, in accordance with SFAS 123, as amended by SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure”:

	12 Weeks Ended	36 Weeks Ended
	September	September
	3, 2005	3, 2005
Net income:
As reported	$355	$695
Add: Total share-based employee compensation included in reported net income, net of taxes	—	—
Less: Total share-based employee compensation determined under fair-value based method for all awards, net of taxes	(16)	(48)

Pro forma	$339	$647

Share-Based Long-Term Incentive Compensation Plans
     Prior to 2006, we granted non-qualified PBG stock options to certain employees, including middle and senior management under PBG’s share-based long-term incentive compensation plans (“incentive plans”). Additionally, we granted PBG restricted stock and PBG restricted stock units to certain senior executives.
     Beginning in 2006, we have granted a mix of PBG stock options and PBG restricted stock units to middle and senior management employees under PBG’s incentive plans.
     Shares of PBG stock available for future issuance to Bottling LLC’s employees under existing plans were 11.1 million at September 9, 2006.
     The fair value of PBG stock options was estimated at the date of grant using the Black-Scholes-Merton option-valuation model. The table below outlines the weighted average assumptions for options granted during the 12 and 36 weeks ended September 9, 2006 and September 3, 2005:

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Risk-free interest rate	5.0%	4.0%	4.7%	4.1%
Expected term (in years)	5.7	5.8	5.7	5.8
Expected volatility	27%	28%	27%	28%
Expected dividend yield	1.5%	1.1%	1.5%	1.1%

Estimated fair value per option granted	$10.22	$8.59	$8.75	$8.67
     The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on a combination of historical volatility of PBG’s stock and the implied volatility of PBG’s traded options. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.
     We receive a tax deduction for certain stock option exercises when the options are exercised, generally for the excess of the stock price when the options are exercised over the exercise price of the options. Prior to the adoption of SFAS 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash inflows in the Condensed Consolidated Statements of Cash Flows. SFAS 123R requires the benefits of tax deductions in excess of the grant-date fair value for those options to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. For the 36 weeks ended September 9, 2006, we recognized $749 thousand in tax benefits from the exercise of equity awards, of which $546 thousand was recorded as excess tax benefits in the Condensed Consolidated Statements of Cash Flows, resulting in a decrease of cash from operations and an increase in cash from financing of $546 thousand.
     As of September 9, 2006, there was approximately $100 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the incentive plans. That cost is expected to be recognized over a weighted-average period of 2.1 years.
Stock Options
     PBG stock options expire after 10 years and prior to the 2006 grant year were generally exercisable 25 percent after each of the first two years, and the remainder after three years. Beginning in 2006, new stock option grants will vest ratably over three years.
     The following table summarizes PBG option activity for Bottling LLC employees during the 36 weeks ended September 9, 2006:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
	Shares	Price per	Term	Intrinsic
Options	(in millions)	Share	(Years)	Value
Outstanding at January 1, 2006	38.1	$22.54
Granted	3.1	$29.67
Exercised	(7.4)	$19.19
Forfeited or expired	(0.6)	$27.57
Outstanding at September 9, 2006	33.2	$24.04	6.5	$332

Exercisable at September 9, 2006	20.5	$21.22	5.4	$263
     The aggregate intrinsic value in the table above is before income taxes, based on PBG’s closing stock price of $34.05 as of the last business day of the period ended September 9, 2006.
     During the 12 and 36 weeks ended September 9, 2006, the total intrinsic value of PBG stock options exercised was $45 million and $98 million, respectively.
Restricted Stock and Restricted Stock Units
     PBG restricted stock and PBG restricted stock units granted to employees have vesting periods that range from two to five years. In addition, restricted stock unit awards to certain senior executives contain vesting provisions that are contingent upon the achievement of pre-established performance targets. All restricted stock and restricted stock unit awards are settled in shares of PBG common stock.
     The following table summarizes PBG restricted stock and PBG restricted stock unit activity for Bottling LLC employees during the 36 weeks ended September 9, 2006:

Restricted Stocks and	Shares	Weighted Average
Restricted Stock Units	(in millions)	Grant-Date Fair Value
Nonvested at January 1, 2006	0.9	$26.31
Granted	1.1	$29.51
Vested	—	$24.25
Forfeited	(0.3)	$23.97
Nonvested at September 9, 2006	1.7	$29.03
     There were no shares vested during the 12 weeks ended September 9, 2006. The total fair value of PBG shares vested during the 36 weeks ended September 9, 2006 was $1 million. The weighted average fair value of restricted stock units granted for the 12 weeks ended September 9, 2006 was $32.73.
Note 5 – Accounts Receivable

	September	December
	9, 2006	31, 2005
Trade accounts receivable	$1,540	$1,018
Allowance for doubtful accounts	(56)	(51)
Accounts receivable from PepsiCo	200	143
Other receivables	49	76

	$1,733	$1,186

Note 6 – Inventories

	September	December
	9, 2006	31, 2005
Raw materials and supplies	$261	$173
Finished goods	377	285

	$638	$458

Note 7 – Property, Plant and Equipment, net

	September	December
	9, 2006	31, 2005
Land	$288	$277
Buildings and improvements	1,383	1,299
Manufacturing and distribution equipment	3,594	3,425
Marketing equipment	2,426	2,334
Other	204	171

	7,895	7,506
Accumulated depreciation	(4,157)	(3,863)

	$3,738	$3,643

Note 8 – Other Intangible Assets, net and Goodwill

	September	December
	9, 2006	31, 2005
Intangibles subject to amortization:
Gross carrying amount:
Customer relationships and lists	$51	$53
Franchise/distribution rights	45	46
Other identified intangibles	32	39

	128	138

Accumulated amortization:
Customer relationships and lists	(10)	(9)
Franchise/distribution rights	(26)	(22)
Other identified intangibles	(14)	(18)

	(50)	(49)

Intangibles subject to amortization, net	78	89

Intangibles not subject to amortization:
Carrying amount:
Franchise rights	3,105	3,093
Distribution rights	294	302
Trademarks	213	218
Other identified intangibles	114	112

Intangibles not subject to amortization	3,726	3,725

Total other intangible assets, net	$3,804	$3,814

     For intangible assets subject to amortization, we calculate amortization expense over the period we expect to receive economic benefit. For the 12 weeks ended September 9, 2006 and September 3, 2005 total amortization expense was $3 million and $3 million, respectively. For the 36 weeks ended September 9, 2006 and September 3, 2005 total amortization expense was $9 million and $10 million, respectively. The weighted-average amortization period for each category of intangible assets and its estimated aggregate amortization expense expected to be recognized over the next five years are as follows:

	Weighted-Average	Estimated Aggregate Amortization Expense to be Incurred
	Amortization	Balance of	Fiscal Year Ending
	Period	2006	2007	2008	2009	2010
Customer relationships and lists	18 years	$1	$3	$3	$3	$3
Franchise/distribution rights	7 years	$1	$3	$2	$2	$2
Other identified intangibles	8 years	$1	$4	$3	$2	$1

     The changes in the carrying value of goodwill by reportable segment for the 36 weeks ended September 9, 2006 are as follows:

	U.S. &
	Canada	Europe	Mexico	Total
Balance at December 31, 2005	$1,240	$16	$260	$1,516
Purchase price allocations relating to recent acquisitions	—	—	27	27
Impact of foreign currency translation	13	—	(9)	4

Balance at September 9, 2006	$1,253	$16	$278	$1,547

     During the third quarter, the Company completed the acquisition of Bebidas Purificadas, S.A. de C.V. (Bepusa), a bottler in the northwestern region of Mexico. The acquisition did not have a material impact on our Condensed Consolidated Financial Statements.
Note 9 – Accounts Payable and Other Current Liabilities

	September	December
	9, 2006	31, 2005
Accounts payable	$578	$501
Trade incentives	199	185
Accrued compensation and benefits	227	211
Other accrued taxes	120	123
Accounts payable to PepsiCo	272	176
Other current liabilities	425	260

	$1,821	$1,456

Note 10 – Long-Term Debt
     On March 30, 2006, we issued $800 million of 5.50% senior notes due 2016 (the “Notes”). We distributed $356 million of the net proceeds to PBG to repay their outstanding commercial paper balance. The balance of the proceeds was used to repay our outstanding 2.45% senior notes in October of 2006.
     The Notes are general unsecured obligations and rank on an equal basis with all of our other existing and future unsecured indebtedness and are senior to all future subordinated indebtedness. The Notes contain covenants that are similar to those contained under existing senior notes. We are in compliance with all debt covenants.
Note 11 – Pension and Postretirement Medical Benefit Plans
Pension Benefits
     Our U.S. employees participate in PBG’s noncontributory defined benefit pension plans, which cover substantially all full-time salaried employees, as well as most hourly employees. Benefits generally are based on years of service and compensation, or stated amounts for each year of service. All of PBG’s qualified plans are funded and contributions are made in amounts not less than the minimum statutory funding requirements and not more than the maximum amount that can be deducted for U.S. income tax purposes. Our net pension expense for the defined benefit plans for our operations outside the U.S. was not significant and is not included in the tables presented below.

     Nearly all of our U.S. employees are also eligible to participate in PBG’s 401(k) savings plans, which are voluntary defined contribution plans. We make matching contributions to the 401(k) savings plans on behalf of participants eligible to receive such contributions. If a participant has one or more but less than 10 years of eligible service, our match will equal $0.50 for each dollar the participant elects to defer up to 4 percent of the participant’s pay. If the participant has 10 or more years of eligible service, our match will equal $1.00 for each dollar the participant elects to defer up to 4 percent of the participant’s pay.
     Components of our U.S. pension expense for the 12 and 36 weeks ended September 9, 2006 and September 3, 2005 are as follows:

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Service cost	$12	$11	$36	$32
Interest cost	19	17	57	52
Expected return on plan assets	(21)	(21)	(65)	(63)
Amortization of prior service cost	2	2	6	5
Amortization of net loss	9	7	27	21

Net pension expense for the defined benefit plans	21	16	61	47

Defined contribution plans expense	5	4	15	13

Total U.S. pension expense recognized in the Condensed Consolidated Statements of Operations	$26	$20	$76	$60

     There were no contributions made to PBG’s U.S. pension plans for the 36 weeks ended September 9, 2006.
Postretirement Medical Benefits
     PBG’s postretirement medical plans provide medical and life insurance benefits principally to U.S. retirees and their dependents. Employees are eligible for benefits if they meet age and service requirements and qualify for retirement benefits. The plans are not funded and since 1993 have included retiree cost sharing.
     Components of our U.S. postretirement benefits expense for the 12 and 36 weeks ended September 9, 2006 and September 3, 2005 are as follows:

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Service cost	$1	$1	$3	$2
Interest cost	5	5	14	15
Amortization of net loss	1	1	4	5

U.S. postretirement benefits expense recognized in the Condensed Consolidated Statements of Operations	$7	$7	$21	$22

Note 12 – Segment Information
     We operate in one industry, carbonated soft drinks and other ready-to-drink beverages and all of our segments derive revenue from these products. We conduct business in all or a portion of the United States, Mexico, Canada, Spain, Russia, Greece and Turkey. Beginning with the fiscal quarter ended March 25, 2006, Bottling LLC changed its financial reporting methodology to three reportable segments – U.S. & Canada, Europe (which includes Spain, Russia, Greece and Turkey) and Mexico. The operating segments of the U.S. and Canada are aggregated into a single reportable segment due to their economic similarity as well as similarity across products, manufacturing and distribution methods, types of customers and regulatory environments.
     Operationally, Bottling LLC is organized along geographic lines with specific regional management teams having responsibility for the financial results in each reportable segment. We evaluate the performance of these segments based on operating income or loss. Operating income or loss is exclusive of interest expense, interest income, foreign exchange gains and losses and income taxes.

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
Net Revenues	9, 2006	3, 2005	9, 2006	3, 2005
U.S. & Canada	$2,559	$2,397	$7,017	$6,453
Europe	554	487	1,088	988
Mexico	347	330	860	782

Worldwide net revenues	$3,460	$3,214	$8,965	$8,223

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
Operating Income	9, 2006	3, 2005	9, 2006	3, 2005
U.S. & Canada	$279	$310	$681	$716
Europe	71	53	61	45
Mexico	31	29	61	43

Worldwide operating income	381	392	803	804
Interest expense	56	43	157	125
Interest income	45	18	113	46
Other non-operating (income) expenses, net	—	(1)	9	—

Income before income taxes	$370	$368	$750	$725

     For the 12 and 36 weeks ended September 9, 2006, operating income includes the impact of adopting SFAS 123R. The comparable periods in 2005 have not been restated as described in Note 4.

	September	December
Total Assets	9, 2006	31, 2005
U.S. & Canada	$12,927	$11,090
Europe	1,114	894
Mexico	1,773	1,761

Worldwide total assets	$15,814	$13,745

Note 13 – Comprehensive Income

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Net income	$369	$355	$736	$695
Net currency translation adjustment	57	48	34	45
Cash flow hedge adjustment (a)(b)	(2)	(6)	9	(9)

Comprehensive income	$424	$397	$779	$731

(a)	Net of taxes of $1 million and $(2) million for the 12 weeks ended September 9, 2006 and September 3, 2005, respectively.

(b)	Net of taxes of $1 million and $(1) million for the 36 weeks ended September 9, 2006 and September 3, 2005, respectively.
Note 14 – Contingencies
     We are subject to various claims and contingencies related to lawsuits, taxes and environmental and other matters arising out of the normal course of business. We believe that the ultimate liability arising from such claims or contingencies, if any, in excess of amounts already recognized is not likely to have a material adverse effect on our results of operations, financial condition or liquidity.
Note 15 – Guarantees
     PBG has a commercial paper program that is supported by two credit facilities, which are guaranteed by us. PBG’s $450 million credit facility, which was executed in March 2006, expires in March 2011. PBG’s existing credit facility was increased from $500 million to $550 million and expires in April 2009.
     On March 8, 1999, PBG issued $1 billion of 7% senior notes due 2029, which are guaranteed by us. We also guarantee, that to the extent there is available cash, we will distribute pro rata to all owners sufficient cash such that aggregate cash distributed to PBG will enable PBG to pay its taxes and make interest payments on the $1 billion 7% senior notes due 2029.

Item 2. Management’s Financial Review
Tabular dollars in millions
OVERVIEW
     Bottling Group, LLC (referred to as “Bottling LLC,” “we,” “our”, “us” and “Company”) is the principal operating subsidiary of The Pepsi Bottling Group (“PBG”) and consists of substantially all of the operations and the assets of PBG. We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of the United States, Mexico, Canada and Europe, which consists of operations in Spain, Greece, Russia and Turkey.
     Bottling LLC operates in one industry, carbonated soft drinks and other ready-to-drink beverages and all of our segments derive revenue from these products. Historically the Company has operated and reported under one reportable segment and, where material to our overall results, provided both performance results and expected trends for volume, net revenues, cost of sales, selling, delivery and administrative expenses and operating income for each of our geographic territories (U.S., Canada, Europe and Mexico) and components thereof.
     Beginning with the fiscal quarter ended March 25, 2006, Bottling LLC changed its financial reporting methodology to three reportable segments – U.S. & Canada, Europe and Mexico. Operationally, the Company is organized along geographic lines with specific regional management teams having responsibility for the financial results in each reportable segment. See Note 12 of our Condensed Consolidated Financial Statements for further discussion on our segments.
     Management’s Financial Review should be read in conjunction with the accompanying unaudited financial statements and our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which include additional information about our accounting policies, practices and the transactions that underlie our financial results.
CRITICAL ACCOUNTING POLICIES
     The preparation of our consolidated financial statements in conformity with U.S. GAAP often requires us to make judgments, estimates and assumptions regarding uncertainties that affect the results of operations, financial position and cash flows of the Company, as well as the related footnote disclosures. Management bases its estimates on knowledge of our operations, markets in which we operate, historical trends, and other assumptions. Actual results could differ from these estimates under different assumptions or conditions.
     As discussed in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, management considers the Company’s policies on Allowance for Doubtful Accounts, Recoverability of Goodwill and Intangible Assets with Indefinite Lives, Pension and Postretirement Medical Benefit Plans, and Income Taxes to be the most important to the portrayal of Bottling LLC’s financial condition and results of operations because they require the use of estimates, assumptions and the application of judgment.
     Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (“FASB”) Statement No. 123 (revised), “Share-Based Payment” (“SFAS 123R”). With the adoption of SFAS 123R, Bottling LLC has added “Share-Based Compensation” as a critical accounting policy.

Share-Based Compensation
     Among its provisions, SFAS 123R requires the Company to recognize compensation expense for PBG equity awards over the vesting period based on their grant-date fair value. The compensation expense is recognized only for share-based payments expected to vest and we estimate forfeitures, both at the date of grant as well as throughout the vesting period, based on the Company’s historical experience and future expectations.
     The Company uses the Black-Scholes-Merton option-valuation model to value PBG stock options, which requires the input of PBG stock price and subjective assumptions. These assumptions include the length of time employees will retain their vested PBG stock options before exercising them (“expected term”), the estimated volatility of PBG’s stock price, risk-free interest rate and PBG’s expected dividend yield. The expected term of PBG options is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. The expected term determines the period for which the risk-free interest rate and volatility must be applied. The risk-free interest rate is based on the expected U.S. Treasury rate over the expected term. Expected stock price volatility is based on a combination of historical volatility of PBG’s stock price and the implied volatility of PBG’s traded options. Dividend yield is management’s long-term estimate of PBG’s annual dividends to be paid as a percentage of share price.
     For 2006, the impact of adopting SFAS 123R is expected to reduce our operating income by approximately $70 million. Future changes in the subjective assumptions used in the Black-Scholes-Merton option-valuation model or estimates associated with forfeitures could materially affect the share-based compensation expense and consequently, the related amounts recognized in the Condensed Consolidated Statement of Operations. See Note 4 of our Condensed Consolidated Financial Statements for further discussion on our share-based compensation.
Financial Performance Results

	12 Weeks Ended			36 Weeks Ended
	September	September	%	September	September	%
	9, 2006	3, 2005	Change	9, 2006	3, 2005	Change
Net revenues	$3,460	$3,214	8%	$8,965	$8,223	9%

Gross profit	1,609	1,519	6%	4,195	3,917	7%

Operating income	381	392	(3)%	803	804	0%

Net income	$369	$355	4%	$736	$695	6%

Items Affecting Comparability of Our Financial Results

	12 Weeks Ended		36 Weeks Ended
	September	September	September	September
	9, 2006	3, 2005	9, 2006	3, 2005
Operating income
Impact of SFAS 123R	$(14)		$(45)
Net gain from HFCS litigation settlement		$16		$16
SFAS 123R
     Effective January 1, 2006, the Company adopted SFAS 123R Share-Based Payment, which requires that all stock-based payments be expensed based on the fair value of the awards at the time of grant. Prior to 2006, in accordance with existing accounting guidelines, the Company was not required to recognize this expense.
High Fructose Corn Syrup (“HFCS”) Litigation Settlement
     During the third quarter of 2005, the Company recorded a gain, net of strategic spending initiatives, related to the settlement of the HFCS class action lawsuit. The lawsuit related to purchases of high fructose corn syrup. As a result of the HFCS settlement, the Company decided to accelerate the implementation of strategic spending initiatives into 2005. Please see our Form 10-Q for the quarterly period ended September 3, 2005 for further details.
Tax Law Changes
     During the third quarter of 2006, tax law changes were enacted in Canada, Turkey, and in various U.S. jurisdictions resulting in a net decrease in income tax expense of $13 million. Please see our Income Tax Expense discussion in the Financial Performance section below for further details.
Financial Performance Discussion
     For the third quarter of 2006, net income increased four percent when compared with the similar period in the prior year. These results include a pre-tax charge of $14 million due to the adoption of SFAS 123R at the beginning of 2006 and a net gain of $13 million related to income tax law changes enacted in Canada, Turkey and in various U.S. jurisdictions. In addition, our growth in net income was negatively impacted by the net pre-tax gain of $16 million from the HFCS litigation settlement which is reflected in our prior year results.
     For the third quarter, worldwide operating income decreased three percent, which includes the four-percentage point negative impact from the Company’s adoption of SFAS 123R in 2006 and reflects the lapping of the four-percentage point net gain from the HFCS litigation settlement recorded in 2005. Excluding these items, operating results for the third quarter were strong and were primarily driven by increases in net revenue per case in each of our segments, coupled with solid volume trends across all segments. On a worldwide basis, revenues increased eight percent in the quarter versus the prior year, which helped contribute to a six percent increase in worldwide gross profit. Our strong revenue performance was partially offset by cost of sales increases, driven primarily by higher raw material costs, and increased operating expenses.
     Acquisitions in the U.S. and Mexico added approximately one-percentage point of growth to our volume and revenue in the quarter. The impact of foreign currency translation contributed less than one-percentage point of growth to each line item above operating income.

     Worldwide volume increased four percent in the third quarter of 2006 versus the prior year reflecting strong growth in our U.S. & Canada and Europe segments. In Mexico, volume excluding the impact of acquisitions decreased one percent in the quarter. This decrease was due to declines in carbonated soft drinks (CSDs) and in our bottled water and jug water business, which were partially offset by growth in our non-carbonated portfolio. In the U.S. & Canada, volume excluding the impact of acquisitions increased two percent, primarily due to double-digit growth in our non-carbonated portfolio. In Europe, volume grew eight percent as a result of double-digit growth in Russia and Turkey.
     Worldwide gross profit per case increased two percent in the quarter versus the prior year, driven primarily by net revenue per case growth of four percent and partially offset by a five percent increase in our cost of sales per case. Each of our segments delivered net revenue per case improvement, reflecting the Company’s strong focus on revenue management. In the U.S., net revenue per case increased three percent due to favorable rate improvements. Worldwide cost of sales per case increases were driven primarily by increases in raw material costs, coupled with package mix shifts due to stronger volume growth in higher priced non-carbonated products.
     Worldwide selling, delivery and administrative (“SD&A”) expenses increased nine percent in the quarter versus the prior year, including one and one half-percentage point increase for each of the adoption of SFAS 123R and the lapping of the $16 million net pre-tax gain from the HFCS litigation settlement which was included in our SD&A expenses in the prior year. In addition to these impacts, increases in the Company’s SD&A expenses were driven primarily by wage and benefit increases and strong volume growth, coupled with rising fuel and pension costs and planned investment spending in high growth European markets.
Full-Year 2006 Outlook
     In 2006, our fiscal year consists of 52 weeks, while fiscal year 2005 consisted of 53 weeks. Our U.S. and Canadian operations report on a fiscal year that consists of 52 weeks, ending on the last Saturday in December. Every five or six years a 53rd week is added. Our other countries report on a calendar-year basis. In order to provide comparable guidance for 2006, we have identified the impact that the 53rd week in 2005 has on our growth rates in the footnotes to the table below. Constant territory calculations assume a 52-week year and all significant acquisitions made in the prior year were made at the beginning of that year. These calculations exclude all significant acquisitions made in the current year.
     Additionally, as discussed in Note 4 in the Notes to the Condensed Consolidated Financial Statements, the Company adopted SFAS 123R in the first quarter of 2006. SFAS 123R requires that all stock-based payments be expensed based on the fair value of the awards. In accordance with existing accounting guidelines, the Company did not recognize compensation expense for stock options during fiscal year 2005.

     Our full-year 2006 volume and operating results expectations are presented in the table below:

Forecasted 2006
versus 2005 growth
Worldwide Volume(1)	~ 3%
U.S. Volume(1)	~ 2%
Worldwide revenue(2)	7% to 8%
Worldwide net revenue per case	3% to 4%
Worldwide cost of sales per case	~ 5%
Operating Income(3)	(1)% to 1%

(1)	The additional week of volume as a result of the 53rd week in 2005 reduced our worldwide and U.S. volume growth in 2006 by approximately one-percentage point. On a constant territory basis, worldwide volume and U.S. volume are expected to grow about four percent and about three percent, respectively.

(2)	The additional week of revenue as a result of the 53rd week in 2005 reduced our worldwide revenue growth by approximately one-percentage point.

(3)	The impact of adopting SFAS 123R in 2006 is expected to result in a seven-percentage point reduction in our operating income.
Third Quarter 2006 Results
Volume

	12 Weeks Ended				36 Weeks Ended
	September 9, 2006 vs.				September 9, 2006 vs.
	September 3, 2005				September 3, 2005
		U.S. &				U.S. &
	Worldwide	Canada	Europe	Mexico	Worldwide	Canada	Europe	Mexico
Base volume	3%	2%	8%	(1)%	4%	4%	7%	2%
Acquisitions	1%	1%	0%	4%	1%	1%	0%	1%

Total Volume change	4%	3%	8%	3%	5%	5%	7%	3%

     Our reported worldwide physical case volume increased four percent in the third quarter and five percent in the first 36 weeks of 2006, when compared with similar periods of 2005. The increase in volume for both the quarter and on a year-to-date basis was driven by strong growth in our U.S. & Canada and Europe segments, coupled with the impact from acquisitions in the U.S. and Mexico.
     In our U.S. & Canada segment, volume increases, in both the quarter and on a year-to-date basis, were primarily driven by strong non-carbonated beverage sales.
     Excluding the impact of acquisitions, volume in the U.S. increased two percent in the third quarter and four percent on a year-to-date basis versus similar periods in 2005. This growth reflects volume increases in our take-home channel of two percent and five percent for the quarter and year-to-date period, respectively. Volume growth in this channel was primarily driven by double-digit increases in Club and Dollar stores as well as mass retailers and drug stores. In our cold drink channel, volume was about flat for the quarter driven by slowing trends in select areas of our foodservice business. On a year-to-date basis, cold drink volume increased three percent, as a result of strong results in the convenience and gas channel and in the foodservice channel during the first half of the year.

     From a brand perspective, strong growth in the U.S. for the quarter and year-to-date period versus the prior year was driven by double-digit growth in our non-carbonated portfolio, including trademark Aquafina, Lipton Iced Tea and our energy drinks. The introduction of new flavors in our Lipton brand, SoBe Lifewater and Aquafina Sparkling contributed to the increase in the third quarter. Our CSD portfolio in the U.S. had slight declines during the quarter and in the first 36 weeks of 2006, versus similar periods in 2005, driven primarily by declines in trademark Pepsi. Our flavored CSD portfolio decreased slightly during the quarter as a result of declines in Tropicana Twister. On a year-to-date basis, our flavored CSD portfolio increased slightly as a result of growth in trademark Mountain Dew during the first half of the year.
     In Canada, overall volume increased three and two percent for the quarter and year-to-date period, respectively, versus the prior year, reflecting strong growth in the take-home channel. From a brand perspective, growth in the quarter and year-to-date period was driven largely by double-digit growth in our non-carbonated portfolio, including trademark Aquafina, and partially offset by softness in our CSD portfolio.
     In Europe, overall volume grew eight percent for the quarter and seven percent for the year-to-date period versus the prior year, driven primarily by double-digit increases in Russia and Turkey. Solid growth in our non-carbonated portfolio, trademark Pepsi and local brands helped drive overall volume growth in these countries.
     In Mexico, excluding the impact of acquisitions, volume decreased one percent during the quarter versus the prior year, driven primarily by declines in CSDs of approximately one percent and declines of two percent in our bottled water business and four percent in our jug water business. These declines were partially offset by growth in our non-carbonated portfolio. On a year-to-date basis, excluding the impact of acquisitions, volume increased two percent, driven primarily by increases in our bottled water business in the first half of the year and growth in our non-carbonated portfolio, which was introduced in 2005.
Net Revenues

	12 Weeks Ended				36 Weeks Ended
	September 9, 2006 vs.				September 9, 2006 vs.
	September 3, 2005				September 3, 2005
		U.S. &				U.S. &
	Worldwide	Canada	Europe	Mexico	Worldwide	Canada	Europe	Mexico
Volume impact	3%	2%	8%	(1)%	4%	4%	7%	2%

Net price per case impact (rate/mix)	4%	3%	5%	5%	4%	3%	4%	6%

Acquisitions	1%	1%	0%	4%	1%	1%	0%	2%

Currency translation	0%	1%	1%	(3)%	0%	1%	(1)%	0%

Total Net Revenues change	8%	7%	14%	5%	9%	9%	10%	10%

     Worldwide net revenues were $3.5 billion for the third quarter and $9.0 billion on a year-to-date basis, increasing eight and nine percent, respectively over similar periods in 2005. The increases in worldwide net revenues for the quarter and on a year-to-date basis were driven primarily by increases in net price per case and strong volume growth. In the third quarter, our U.S. & Canada segment generated approximately 74 percent of our worldwide revenues. Our Europe segment generated 16 percent of our revenues and Mexico generated the remaining 10 percent. On a year-to-date basis, approximately 78 percent of our revenues were generated in our

U.S. & Canada segment, 12 percent was generated by Europe and the remaining 10 percent was generated by Mexico.
     In the U.S. & Canada, net revenues increased seven percent in the third quarter and nine percent for the first 36 weeks of 2006, when compared with similar periods in 2005. The increases for the quarter and year-to-date period were driven primarily by volume growth and increases in net price per case, mostly due to rate improvements. In the U.S., net price per case improved three percent for both the third quarter and year-to-date period.
     In Europe, net revenue increased 14 percent for the third quarter and 10 percent for the first 36 weeks of 2006 versus the prior year, driven primarily by strong volume growth in Russia and Turkey and increases in net price per case.
     Net revenues in Mexico grew five percent in the third quarter and 10 percent for the first 36 weeks of 2006 versus the prior year, driven primarily by net price per case increases and the impact of acquisitions, coupled with volume growth on a year-to-date basis. Increases in net price per case were driven mostly by rate increases, implemented in the latter part of 2005, coupled with a favorable mix shift to higher priced products.
Cost of Sales

	12 Weeks Ended	36 Weeks Ended
	September 9, 2006 vs.	September 9, 2006 vs.
	September 3, 2005	September 3, 2005
	Worldwide	Worldwide
Volume impact	3%	4%

Cost per case impact	5%	5%

Acquisitions	1%	1%

Currency translation	0%	1%

Total Cost of Sales change	9%	11%

     Worldwide cost of sales was $1.9 billion in the third quarter of 2006 and $4.8 billion for the first 36 weeks of 2006, increasing nine percent and 11 percent, respectively, over similar periods in 2005. The growth in cost of sales for the quarter and on a year-to-date basis was driven primarily by cost per case increases and volume growth. Worldwide cost per case increases were driven primarily by increases in raw material costs and package mix shifts. Mix changes in package were driven by volume growth in higher priced non-carbonated products.
     In our U.S. & Canada segment, cost of sales increases were consistent with our worldwide trends, increasing nine percent in the third quarter of 2006 and 11 percent for the first 36 weeks of 2006, when compared to similar periods in the prior year. These increases were driven primarily by increases in cost per case, coupled with volume growth and a one-percentage point impact from acquisitions. The increases in cost per case resulted from rate increases in packaging and ingredients, coupled with the impact of mix shifts to higher priced non-carbonated products.
     In Europe, cost of sales grew in line with our worldwide cost of sales in the third quarter and on a year-to-date basis, when compared to the prior year. This increase was primarily driven by strong volume growth, coupled with cost per case increases in the low single digits.
     In Mexico, cost of sales increased in the mid to high single digits in the third quarter and on a year-to-date basis, when compared to the prior year, driven predominantly by cost per case increases, coupled with the impact of acquisitions. The increases in cost per case were primarily driven by higher manufacturing overhead costs and negative mix shifts as a result of softer volume in our jug water and bottled water business.
Selling, Delivery and Administrative Expenses

	12 Weeks Ended	36 Weeks Ended
	September 9, 2006 vs.	September 9, 2006 vs.
	September 3, 2005	September 3, 2005
	Worldwide	Worldwide
Cost impact	5%	6%

Adoption of SFAS 123R [1]	1%	1%

HFCS Settlement in 2005 [1]	2%	1%

Acquisitions	1%	1%

Currency translation	0%	0%

Total SD&A change	9%	9%

[1]-	Each of these items was approximately 1.5% in the third quarter. For third quarter presentation purposes the adoption of SFAS 123R was rounded to 1% and the impact from the lapping of the HFCS settlement was rounded to 2%.
     Worldwide SD&A expenses were $1.2 billion in the third quarter and $3.4 billion for the first 36 weeks of 2006, a nine percent increase over similar periods in 2005. Increases in worldwide SD&A expenses were driven primarily by strong volume growth which impacted the variable components of our SD&A expenses, higher wage and benefit costs, increased fuel and pension costs and planned investment spending in high growth European markets. These increases were coupled with the impact of SFAS 123R in 2006 and the lapping of the net pre-tax gain of $16 million from the HFCS litigation settlement which reduced our SD&A in 2005.
Operating Income
     Worldwide operating income was $381 million in the third quarter, a three percent decrease over 2005. On a year-to-date basis, worldwide operating income was $803 million, a less than one percent decrease over 2005. The decline in operating income for the quarter and the flat performance for the year-to-date period was primarily driven by the Company’s adoption of SFAS 123R in 2006 and the lapping of the net gain from the HFCS litigation settlement recorded in the prior year.
     The impact of adopting SFAS 123R reduced our operating income by four percentage points in the third quarter and six percentage points for the 36 weeks ended 2006. The lapping of the net gain from the HFCS litigation settlement, which was recorded as a reduction to SD&A in 2005, reduced our operating income growth by four percentage points in the third quarter and two percentage points in the year-to-date period. Excluding these items, operating results for the third quarter and year-to-date period were strong and reflected increases in net revenue per case in each of our segments, coupled with solid volume trends across all segments, and partially offset by higher raw material costs and increased operating expenses.

Interest Expense
     Interest expense increased $13 million in the third quarter and $32 million on a year-to-date basis, versus the prior year, largely due to our March 30, 2006 debt issuance and higher effective interest rates from interest rate swaps, which convert our fixed-rate debt to variable-rate debt.
Interest Income
     Interest income increased $27 million in the third quarter and $67 million on a year-to-date basis, versus the prior year, driven primarily by higher effective interest rates coupled with additional loans made to PBG.
Other Non-operating Expenses, net
     Other non-operating expenses were less than $1 million in the third quarter, a slight increase compared to the prior year other non-operating income of $1 million. Other non-operating expenses increased $9 million on a year-to-date basis, versus the prior year, primarily driven by foreign exchange losses associated with the devaluation of the Turkish lira. This devaluation caused transactional losses due to the revaluation of our U.S. dollar denominated liabilities in Turkey, which were repaid in June of 2006.
Income Tax Expense
     Bottling LLC is a limited liability company, classified as a partnership for U.S. tax purposes and, as such, generally pays no U.S. federal or state income taxes. The federal and state distributive shares of income, deductions and credits of Bottling LLC are allocated to Bottling LLC’s owners based on their percentage ownership in Bottling LLC. However, certain domestic and foreign affiliates pay income taxes in their respective jurisdictions. Such amounts are reflected in our Consolidated Statements of Operations. Our effective tax rate for the 36 weeks ended September 9, 2006 and September 3, 2005 was 1.8% and 4.1%, respectively. The decrease in our effective tax rate versus the prior year is due primarily to the reversal of previously established valuation allowances on tax assets driven by improved profitability trends in certain European jurisdictions. During the third quarter, changes to the income tax laws in Canada, Turkey and certain jurisdictions within the U.S. were enacted. These law changes enabled us to remeasure our net deferred tax liabilities using lower tax rates which resulted in us recognizing reduced income tax expense in the quarter.
Liquidity and Financial Condition
Cash Flows
     Through the third quarter of 2006, Bottling LLC generated $976 million of net cash provided by operations, which is $10 million lower than the cash generated in the comparable period in 2005. The decrease was driven by timing of collections on accounts receivable and higher growth in inventories as a result of timing of purchases of certain raw materials, partially offset by higher interest income received from PBG and the timing of pension contributions.
     Through the third quarter of 2006, cash used for investments was $1,348 million, which is $321 million higher than the cash used for investments in the comparable period in 2005. The increase in cash used for investments reflects an increase in notes receivable from PBG, higher capital spending due to investments in water production lines and payment for the Bepusa acquisition in Mexico.
     Through the third quarter of 2006, we generated $772 million from financing activities, which is $728 million higher than cash provided by financing activities in the comparable period of 2005.

This increase in cash from financing activities is driven primarily by higher net proceeds from debt issuances and higher short-term borrowings, partially offset by repayment of our borrowings.
Liquidity and Capital Resources
     On March 30, 2006, we issued $800 million of 5.50% senior notes due 2016 (the “Notes”). The net proceeds received, after deducting the underwriting discount and offering expenses, were approximately $793 million. We distributed $356 million of the net proceeds to PBG to repay their outstanding commercial paper balance. The balance of the proceeds was used to repay our outstanding 2.45% senior notes in October of 2006.
     The Notes are general unsecured obligations and rank on an equal basis with all of our other existing and future unsecured indebtedness and are senior to all of our future subordinated indebtedness. The Notes contain covenants that are similar to those contained under existing senior notes. We are in compliance with all debt covenants.
     We believe that our future cash flows from operations and borrowing capacity will be sufficient to fund capital expenditures, acquisitions and working capital requirements for PBG and us for the foreseeable future.
     In March 2006, PBG entered into a $450 million committed revolving credit facility (“2006 Agreement”) which expires in March 2011 and increased their existing facility, which expires in April 2009, from $500 million to $550 million. PBG’s $1 billion of committed credit facilities are guaranteed by us and support PBG’s $1 billion commercial paper program. Subject to certain conditions stated in the 2006 Agreement, PBG may borrow, prepay and reborrow amounts under the 2006 Agreement at any time during the term of the 2006 Agreement. Funds borrowed may be used for general corporate purposes, including supporting the commercial paper program. The 2006 Agreement also provides that standby letters of credit may be issued on behalf of PBG up to $250 million.
     The 2006 Agreement contains customary representations, warranties and events of default in addition to certain financial covenants. PBG is in compliance with all debt covenants.
     At September 9, 2006 PBG had no outstanding commercial paper. PBG had $355 million outstanding in commercial paper at December 31, 2005.
Contractual Obligations
     As of September 9, 2006, there have been no material changes outside the normal course of business in the contractual obligations disclosed in Item 7 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, under the caption “Contractual Obligations.”

Cautionary Statements
     Except for the historical information and discussions contained herein, statements contained in this Form 10-Q may constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and our operating plans. These statements involve a number of risks, uncertainties and other factors that could cause actual results to be materially different. Among the events and uncertainties that could adversely affect future periods are:
•	changes in our relationship with PepsiCo that could have a material adverse effect on our long-term and short-term business and financial results;
•	material changes in expected levels of bottler incentive payments from PepsiCo;
•	restrictions imposed by PepsiCo on our raw material suppliers that could increase our costs;
•	material changes from expectations in the cost or availability of raw materials, ingredients or packaging materials;
•	limitations on the availability of water or obtaining water rights;
•	an inability to achieve cost savings;
•	material changes in capital investment for infrastructure and an inability to achieve the expected timing for returns on cold-drink equipment and related infrastructure expenditures;
•	decreased demand for our product resulting from changes in consumers’ preferences;
•	an inability to achieve volume growth through product and packaging initiatives;
•	impact of competitive activities on our business;
•	impact of customer consolidations on our business;
•	changes in product category consumption;
•	unfavorable weather conditions in our markets;
•	an inability to meet projections for performance in newly acquired territories;
•	loss of business from a significant customer;
•	failure or inability to comply with laws and regulations;
•	changes in laws, regulations and industry guidelines governing the manufacture and sale of food and beverages, including restrictions on the sale of carbonated soft drinks in schools;
•	litigation, other claims and negative publicity relating to the alleged unhealthy properties of soft drinks;
•	changes in laws and regulations governing the environment, transportation, employee safety, labor and government contracts;
•	changes in accounting standards and taxation requirements (including unfavorable outcomes from audits performed by various tax authorities);
•	unforeseen economic and political changes;
•	possible recalls of our products;
•	interruptions of operations due to labor disagreements;
•	changes in our debt ratings;
•	material changes in expected interest and currency exchange rates and unfavorable market performance of PBG’s pension plan assets; and
•	an inability to achieve strategic business plan targets that could result in an intangible asset impairment charge.

Item 3.
Quantitative and Qualitative Disclosures About Market Risk
     The overall risks to our international businesses include changes in foreign governmental policies and other political or economic developments. These developments may lead to new product pricing, tax or other policies and monetary fluctuations, which may adversely impact our business. In addition, our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates. Foreign currency gains and losses reflect transaction gains and losses as well as translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. There have been no material changes to our market risks as disclosed in Item 7 to our Annual Report on Form 10-K for the year ended December 31, 2005.
Item 4.
Controls and Procedures
     Bottling LLC’s management carried out an evaluation, as required by Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), with the participation of our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of our disclosure controls and procedures, as of the end of our last fiscal quarter. Based upon this evaluation, the Principal Executive Officer and the Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Quarterly Report on Form 10-Q, such that the information relating to Bottling LLC and its consolidated subsidiaries required to be disclosed in our Exchange Act reports filed with the SEC (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to Bottling LLC’s management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
     In addition, Bottling LLC’s management carried out an evaluation, as required by Rule 13a-15(d) of the Exchange Act, with the participation of our Principal Executive Officer and our Principal Financial Officer, of changes in Bottling LLC’s internal control over financial reporting. Based on this evaluation, the Principal Executive Officer and the Principal Financial Officer concluded that there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION
Item 6.
Exhibits

Exhibit No.
31.1	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

31.2	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

32.1	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

32.2	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

99.1	The Pepsi Bottling Group, Inc. (“PBG”) Form 10-Q for the quarterly period ended September 9, 2006, as required by the SEC as a result of our guarantee of up to $1,000,000,000 aggregate principal amount of PBG’s 7% Senior Notes due in 2029.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOTTLING GROUP, LLC.
(Registrant)

Date: October 17, 2006	/s/ Andrea L. Forster
Andrea L. Forster
Principal Accounting Officer

Date: October 17, 2006	/s/ Alfred H. Drewes

Alfred H. Drewes
Principal Financial Officer

Exhibit 31.1
CERTIFICATION
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Eric J. Foss, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of Bottling Group, LLC;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 17, 2006	/s/ Eric J. Foss
Eric J. Foss
Principal Executive Officer and
Managing Director

Exhibit 31.2
CERTIFICATION
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Alfred H. Drewes, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of Bottling Group, LLC;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 17, 2006	/s/ Alfred H. Drewes
Alfred H. Drewes
Principal Financial Officer

Exhibit 32.1
CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Bottling Group, LLC (the “Company”) certifies to his knowledge that:
(1)	The Quarterly Report on Form 10-Q of the Company for the quarter ended September 9, 2006 (the “Form 10-Q”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Act”); and

(2)	The information contained in the Form 10-Q fairly presents, in all material respects, the financial conditions and results of operations of the Company as of the dates and for the periods referred to in the Form 10-Q.

/s/ Eric J. Foss
Eric J. Foss
Principal Executive Officer and
Managing Director
October 17, 2006
The foregoing certification (the “Certification”) is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).
A signed original of the Certification has been provided to the Company and will be retained by the Company in accordance with Rule 12b-11(d) of the Act and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2
CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Bottling Group, LLC (the “Company”) certifies to his knowledge that:
(1)	The Quarterly Report on Form 10-Q of the Company for the quarter ended September 9, 2006 (the “Form 10-Q”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Act”); and

(2)	The information contained in the Form 10-Q fairly presents, in all material respects, the financial conditions and results of operations of the Company as of the dates and for the periods referred to in the Form 10-Q.

/s/ Alfred H. Drewes
Alfred H. Drewes
Principal Financial Officer
October 17, 2006
The foregoing certification (the “Certification”) is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code).
A signed original of the Certification has been provided to the Company and will be retained by the Company in accordance with Rule 12b-11(d) of the Act and furnished to the Securities and Exchange Commission or its staff upon request.